SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

A Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) No. 07.526.557/0001-00

Corporate Registry Identification Number (NIRE) 35.300.368.941

NOTICE TO THE MARKET

Change of Share Registrar Agent

AMBEV S.A. (“Ambev” or the “Company”), pursuant to CVM Resolution No. 44, dated August 23, 2021, as amended, hereby informs its shareholders and the market in general that, as of November 23, 2026, ITAÚ UNIBANCO S.A. (“Itaú Unibanco” or the “New Registrar”) will become the financial institution acting as depositary for the Company’s book-entry shares, replacing BANCO BRADESCO S.A. (“Bradesco” or the “Former Registrar”).

Accordingly, as of such date, holders of shares held in the book-entry environment (“Book-Entry Shareholders”) will be assisted by the New Registrar through Itaú Unibanco branches, by telephone at 3003-9285 (state capitals and metropolitan areas) and 0800 720 9285 (other locations), and by email at atendimentoescrituracao@itau-unibanco.com.br. To ensure proper assistance, Book-Entry Shareholders must keep their registration details duly updated with the New Registrar.

Shareholders whose shares are held in custody with B3 S.A. – Brasil, Bolsa, Balcão (“B3”) will continue to be served as usual by their respective securities brokers and/or custody agents, and trading in the Company’s shares will not be interrupted.

As a result of the migration process, shareholder services provided by the Former Registrar will be suspended from November 12 through November 19, 2026, with respect to the following procedures:

i.	Shareholding position inquiries;

ii.	Off-exchange share transfers;

iii.	Custody transfers;

iv.	Payment of any outstanding proceeds;

v.	Updates to registration details; and

vi.	Registration of liens and encumbrances, among other procedures.

With respect to share transfer instructions (custody transfers) for which the Former Registrar has placed a block but the corresponding deposit has not occurred, the Former Registrar will transfer such blocks to the New Registrar, and such blocks will remain valid until their respective expiration dates.

We reiterate that the change of share registrar will not result in any change to the rights attached to the Company’s shares, including any shareholder distributions, dividends and/or interest on shareholders’ equity. Likewise, any payments made will be credited to the same bank account previously indicated by the Book-Entry Shareholder.

The Company, through its Investor Relations department, remains available to provide shareholders with any additional clarifications that may be required.

São Paulo, October 21, 2026

Ambev S.A.

Guilherme Fleury de Figueiredo Ferraz Parolari

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer